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                               November 3, 2023

       Jianfei Zhang
       Chief Executive Officer and Chairman of the Board of Directors Pheton Holdings Ltd
       Room 306, NET Building,
       Hong Jun Ying South Road, Chaoyang District,
       Beijing, China

                                                        Re: Pheton Holdings Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed October 11,
2023
                                                            File No. 333-274944

       Dear Jianfei Zhang:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1 filed October 11, 2023

       Explanatory Note, page i

   1. We note that you have included a resale prospectus. Please revise your filing to clarify the following:

                                                              Whether the
offerings are being conducted concurrently or whether the primary offering must close
prior to the resale offering taking place; and
                                                              The risks related
to potential price volatility/depreciation for investors in the primary offering as a
result of the resale being a large volume of shares and potentially at different pricing
after the initial fixed price.
 Jianfei Zhang
FirstName LastNameJianfei Zhang
Pheton Holdings Ltd
Comapany 3,
November   NamePheton
             2023      Holdings Ltd
November
Page  2   3, 2023 Page 2
FirstName LastName
Prospectus Cover Page, page 1

2. Please revise the resale prospectus cover page to include the material information about the initial public offering and revise the public offering prospectus to disclose the information on the selling shareholder offering.
Note 3. Accounts Receivable, Net, page F-38

3. Please help us better understand how you determined your allowance for doubtful accounts as of June 30, 2023, based on your stated accounting policy of provisioning for all accounts receivables that were overdue for more than 90 days. In this regard, we note your accounts receivable balance as of December 31, 2022, was $499,000. You disclose approximately 85% was attributable to your two top customers, which approximates
         $424,000. You disclose you collected more than 50% of contract receivables from these customers up through June 30, 2023, which would indicate that at least $212,000 has been collected. Please further clarify how much was actually collected. If only $212,000 was collected, we would expect a more significant increase in the allowance. The allowance has only increased by $23,000 from December 31, 2022 to June 30, 2023. General

4. We note your response to prior comment 8 and reissue the comment in full. We note the changes you made to your disclosure appearing on the cover page, Summary and Risk
         Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is still unclear to us that there have been changes in the regulatory environment in the PRC since the prior amendment that was confidentially submitted on
         July 7, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules,
the term    control
         (including the terms    controlling,       controlled by,    and
under common control with   ) as
         defined in Securities Act Rule 405 means    the possession, direct or
indirect, of the power
         to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice.
         We do not believe that your revised disclosure conveys the same risk. Please fully restore your disclosures in these areas to the disclosures as they existed in the registration statement as of July 7, 2023. As examples, and without limitation, we note that your revised disclosure in the latest amendment still does not addresses the following points:

                PRC regulation of loans to and direct investment in PRC
entities by offshore holding
 Jianfei Zhang
Pheton Holdings Ltd
November 3, 2023
Page 3
           companies and    governmental control    of currency conversion may
delay or prevent
           you from using the proceeds of this offering to make loans or additional capital contributions to your PRC operating entity;
             Interpretation and enforcement of PRC laws and regulations and changes in policies,
           rules, and regulations in China may be quick with    little advance
notice,    could limit
           the legal protection available;
             Implementation and interpretations of laws, regulations and rules are not always undertaken in a uniform matter and enforcement of these laws, regulations and rules
           involves    uncertainties;    and
             Policies that may specifically    harm    your financial results,
and not just    affect    your
           financial results

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                             Sincerely,

FirstName LastNameJianfei Zhang                              Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NamePheton Holdings Ltd
                                                             Services
November 3, 2023 Page 3
cc:       Ying Li, Esq
FirstName LastName